82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAY 20 AM 10: 0?

Santos

02034224

Date: Sun 19 May 2002 08:40:13 PM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Exeter 2 Successful Appraisal Well

Number of pages (incl. cover sheet): 5

SUPPL

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

dcw 5/20

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

# News Release

Issued by Investor Relations

20 May 2002

## Exeter-2 Successful Appraisal Well

Santos Limited, as operator of WA-191-P, announces the successful appraisal of the Exeter oil field in the Carnarvon Basin, offshore Western Australia.

Exeter-2, 1.9 km north of the Exeter-1 oil discovery, has confirmed the presence of an oil field at Exeter and provides further encouragement for a potential oil development in the Exeter-Mutineer area.

Combined reserve potential for the Exeter and Mutineer fields is 50-130 million barrels.

The Exeter-2 well intersected top reservoir approximately 40 metres deeper than at Exeter-1 and encountered nine metres of net oil pay over the interval 3,151-3,162 metres in good quality Angel Formation sandstones.

The Wanaea, Cossack and Lambert oil fields, located 15 to 35 km south east of Exeter, are highly productive from the same age Angel Formation reservoirs.

The total oil column height established by Exeter-1 and Exeter–2 is 51 metres. Sampling from the Exeter-1 well indicates light oil (API 45 degrees) with a low gas-oil ratio.

Commenting, Santos Managing Director Mr John Ellice-Flint said,

"The Exeter 2 result is certainly very encouraging. This success reflects the strong commitment by Santos and its joint venture partners in WA-191-P to fast-track the appraisal of the initial Exeter discovery and realise the potential of the permit. The recent drilling results confirm that Santos' explorationists have developed a solid understanding of the hydrocarbon trapping mechanism in this area, in particular the time-to-depth function".

The well has been logged, defining an oil-water contact that is deeper than the oil-water contact encountered in the Pitcairn-1 oil discovery, 7 km north east on the Mutineer complex.

The Exeter field is located in 147 metres of water, some 150 km north of Dampier, off the West Australian Coast.

Exeter-2 follows the Exeter-1 well, which discovered a net oil column of 18 metres over the 3,110-3,133 metre interval in the Angel Formation, and a number of successful wells drilled by Santos and its joint venture partners on the Mutineer complex.

Further appraisal of both Exeter and Mutineer is required to optimise the development plan for this area but a combined development of both fields is now a likely scenario. Two further wells, one each on Mutineer and Exeter are currently being considered for drilling as soon as possible in 2002 to better define the volumes.

Exeter-2 is the fifth well in the exploration and appraisal program aimed at commercialising the Mutineer-Exeter area and fast-tracking the development.

The forward program for Exeter-2 is to plug and abandon the well prior to releasing the rig.

Mr Ellice-Flint also commented:

"Drilling performance in the Exeter-Mutineer campaign has been particularly pleasing. Since mid 2001 Santos has drilled 11 offshore wells. To date the cost of drilling has been reduced to A$2,790 per metre from A$5,035 per metre in Santos' last operated offshore drilling activity in 1998. At the same time drilling efficiency has improved from 78 metres per day to 250 metres per day".

All reported depths are referenced to the rotary rig table.

Interests in the Exeter-2 well are:

| | |
|---|---|
| Santos (Operator) | 44.53% |
| KUFPEC Australia Pty. Ltd. | 44.54% |
| Woodside | 10.93% |

For further information contact:

Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

Press Release **Santos**

# Exeter 2


WA-191-P
0
5
kilometres
Mutineer 2
Mutineer 1
Norfolk 2
Norfolk 1
Exeter 2
Pitcairn 1
Exeter 1

Santos acreage
Potential oil field


Exeter 2